

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2023

Heng Fai Ambrose Chan
Chief Executive Officer
Impact BioMedical, Inc.
275 Wiregrass Pkwy
West Henrietta, NY 14586

   Re: Impact BioMedical, Inc.
    Amendment No. 7 to Registration Statement on Form S-1
    Filed January 9, 2023
    File No. 333-253037

Dear Heng Fai Ambrose Chan:

  We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 3, 2023 letter.

Amendment No. 7 to Form S-1 filed January 9, 2023

Capitalization, page 17

1. Your "Total capitalization" line item does not appear mathematically accurate. Please advise us or revise your filing accordingly.

       You may contact Eric Atallah at 202-551-3663 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Tim Buchmiller at 202-551-3635 with any other questions.

                                             Sincerely,

                                             Division of Corporation Finance
                                             Office of Life Sciences

cc: Darrin M. Ocasio, Esq.